UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu,Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Change in Revenues or Income by more than 15%

Consolidated K-IFRS Financial Data

1) Main causes for changes in sales or profits/losses amount :

Achieved an annual profitability turnaround by focusing on business structure advancement, cost structure improvement,

and operational efficiency activities.

(The fourth-quarter earnings results include one-time expenses for workforce efficiency, employee encouragement and commendation payment, and enhancing future profitability and improving operational efficiency)

Item				(Unit : KRW K)
	2025	2024	YoY Change	YoY
A. Financial Performance
Revenues	25,810,081,898	26,615,346,869	-805,264,971	-3.0%
Operating Income	516,977,189	-560,596,289	1,077,573,478	Turned to Profit
Income before Tax	501,688,887	-2,191,539,696	2,693,228,583	Turned to Profit
Net Income	303,807,058	-2,409,299,855	2,713,106,913	Turned to Profit

	2025	2024
B. Financial Position
Total Assets	26,916,700,019	32,859,565,603
Total Liabilities	19,077,461,849	24,786,759,041
Total Shareholders’ Equity	7,839,238,170	8,072,806,562
Capital Stock	2,500,000,000	2,500,000,000

2) Other references useful for making investment decisions :

1. The results above are based on K-IFRS consolidated financial statements.

2. The results above are still under review by external auditors and may be subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 28, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President,

Finance & Risk Management Division